Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Filer: Kindred Healthcare, Inc.
(Commission File No. 001-14057)
Subject Company: Gentiva Health Services, Inc.
(Commission File No. 001-15669)
WORKING
TO BE BETTER
TOGETHER
TOGETHER
NOVEMBER 11, 2014
As you know, a few weeks ago we announced Kindred’s plans to acquire Gentiva, the largest provider of home health, hospice and community care in the U.S, which will further enhance Kindred’s industry leading position as the nation’s premier post-acute and rehabilitation services provider and make Kindred at Home the largest and most geographically diversified home health and hospice organization in the United States.
Our combined company will:
Serve more than one million patients per year;
Operate in 47 states; and
Employ approximately 109,000 individuals, making us the 78th largest private employer and the 4th largest healthcare employer in the United States.
We expect to complete the combination in the first quarter of 2015. Please keep in mind that until the transaction is completed, Kindred and Gentiva remain separate companies and it is business as usual for all of us.
This is an incredibly exciting time for both organizations! Since the announcement, we’ve established an outstanding integration team, kicked off our Kindred/Gentiva integration partnership and are currently preparing to ensure Day 1 readiness. In short, we’re gaining momentum on fulfilling our shared vision to best serve patients across the full continuum of care.
Integration efforts of this scale take time, but our goal is to keep you engaged and informed throughout the process. This communication is the first in a series of messages aimed at providing you with important and timely integration information. Your support and involvement will be critical to our success and we commit to sharing information with you as soon as it is available.
Integration Team
Some of our most experienced leaders from across the organization have been selected to lead the integration team. They are responsible for spearheading the effort to combine our two companies, working closely with our Gentiva counterparts to effectively manage the integration of our people, processes and systems.
We would like to thank these individuals in advance for their leadership and mention that their dedication and hard work throughout the integration will enable us to remain focused on our daily work:
Lauren Clift – Program Management Office (PMO) Lead
Vance Collins – Information Technology Co-Lead
Mark Douglas – Integration Management Office (IMO) Lead
Todd Flowers – Finance and Procurement Lead
Jeff Jasnoff – People Services Lead
Todd Higgins – Operations Co-Lead
Mark Laemmle – Finance and Procurement Lead
David Mikula – Sales Lead
Susan Moss – Communications Lead
Kelly Priegnitz – Compliance and Legal Lead
Jon Rousseau – Operations Co-Lead
Susan Sender – Clinical Lead
Charlie Wardrip – Information Technology Co-Lead
On October 23, our integration team met with the Gentiva team at their headquarters in Atlanta to set forth an approach and timeline for our joint path forward, and we will host the next face-to-face meeting later this week at the Support Center in Louisville. We made meaningful headway during the meeting and are regrouping over the next few weeks for a deep dive discussion with each of the six functional groups – Information Technology, People Services, Finance and Procurement, Compliance and Legal, Operations, and Sales – to define what it will take to bring Gentiva seamlessly into our Kindred family.
continued

Staying Focused As we face the challenges of integration, let’s not lose sight of why we have been named one of Fortune’s Most Admired Companies for six years in a row. Our dedication to our patients, the consistent quality of our services, and our innovative approaches are some of the reasons why we are an industry leader. So, thank you in advance for staying focused and continuing to do what makes us great.
We hope you share our excitement for this opportunity to shape the future of healthcare in all the communities we serve.
Thank you.
Jon Rousseau
President,
Care Management
Division
Chris Gerard
Chief Operating Officer,
Kindred at Home
Todd Higgins
Vice President and
Chief Financial Officer,
Kindred at Home
Susan Sender
Vice President and
Chief Clinical Officer,
Kindred at Home
Q&A
Why have we decided to combine these two companies?
We believe that by joining together, we can create the leading provider of integrated care that places us at the center of population health management and value-based payment trends in local markets. We know that our companies are well aligned in our Missions and in our collective commitment to serve patients in the best way possible to create excellent clinical outcomes.
What changes will our patients notice?
Your patients will see no change in the care delivered to them each day. As long as all of us focus on the importance of continuing to deliver quality services to the patients we treat, our businesses, and the care provided will remain the bedrock of our foundation.
What other opportunities will this transaction create for employees?
When the transaction is finalized, the combined company will embrace the best practices of both organizations, which we expect will create exciting career opportunities for many employees. Kindred has demonstrated a history of investing in its employees through educational, and professional and leadership development opportunities that will continue in the combined company.
When will the transaction be final?
The completion of the proposed acquisition is subject to the receipt of certain regulatory and other approvals. The companies expect the closing of the transaction to occur in the first quarter of 2015.
Who will be on the transformation team? Will you have clinical input in any of the areas? Will you be having any local meetings?
The integration teams have been developed with representatives from both companies with six key functional teams (Information Technology, People Services, Finance and Procurement, Compliance and Legal, Operations, and Sales)
Continued

with an overall steering committee. Several clinical representatives are serving on and actively engaged in the operations functional team. The initial in-person meeting of the cross-functional teams took place in Atlanta on October 23, and we will host the next face-to-face meeting later this week at the Support Center in Louisville. We look forward to many more productive meetings that will contribute to a seamless transition.
How is this merger good for our patients and referral sources?
We believe that by joining together, we can create the leading provider of integrated care that has the strength and clinical expertise to improve patient outcomes, smooth care transitions between settings and create a recovery that supports wellness and independence at home. We know that our companies are well aligned in our Missions and in our collective commitment to serving our patients, being strong partners with our referral sources and in creating exciting opportunities for our employees.
How will the acquisition affect both companies’ contracts with payers and vendors once the transaction is completed during the first quarter of 2015?
The integration team will be reviewing and assessing all vendor relationships and contracts and we will be providing updates and information as it is available. In addition, there should be minimal to no impact to the payer contracts once the transaction is completed during the first quarter of 2015. However, the integration teams will be reviewing all payer contracts to ensure continuity of care within integrated markets and we will provide any updates as needed.
What should I do during the transition?
This does not change anything that you do each day. Please continue to act with the same dedication and focus that you always have as you deliver compassionate care to your patients.
When will we receive more information?
We have created an email address where you can send any questions: KindredatHomeBetterTogether@kindred.com. This email address will be monitored by our communications group on an ongoing basis and will be responded to by senior leadership. On a regular basis, we will answer your questions as well as provide updates and communications regarding the integration effort.
Until closing we need to continue to act independently. Do not coordinate your actions with theirs or share any competitively sensitive information with them without guidance from legal counsel. From a legal and business perspective, it is critically important to maintain Kindred’s business as completely independent from Gentiva’s until the closing is complete.

Forward-Looking Statements
This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.
Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).
Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.
In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.
Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.
Participants in Solicitation
Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.